June 13, 2005



Room 4561

Bradley C. Almond
Chief Financial Officer
Zix Corporation
2711 N. Haskell Avenue, Suite 2300
LB 36
Dallas, Texas 75204-2960

Re:	Zix Corporation
	Supplemental Response concerning Registration Statement on
Form
S-3
	File No. 333-120548

	Form 10-K for the fiscal year ended December 31, 2004
	Form 10-Q for the quarter ended March 31, 2005
	File No. 0-17995

Dear Mr. Almond:

	Based on our limited review of the referenced filings, we have the following comments. Where indicated, we think you should revise your documents in response to these comments. With respect to the comments on the referenced periodic reports your response should be provided as soon as possible and not later than June 27, 2005. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
1. Please refer to comment 6 of our letter dated May 19, 2005.  We note intent to file your amended legal opinion either as an exhibit to a pre-effective amendment to your S-3 or as an exhibit to a Form
8-K. Please file an amended legal opinion as an exhibit to your Form
S-3.




Form 10-K

Consolidated Financial Statements

Note 2.  Basis of Presentation and Summary of Significant
Accounting
Policies

Revenue Recognition
2. Please refer to comment 6 of our letter dated May 19, 2005. As previously requested, tell us how you considered footnote 1 of SOP 81-1 with regards to your service contracts offered on a stand-alone basis. Tell us the specific accounting literature you relied upon in accounting for such contracts, and provide us with analysis, which demonstrates how that literature applies to you. Your prior response addressed your accounting for services sold in connection with your products (i.e., instead of on a standalone basis). If the Company does not offer stand-alone services, then please revise your disclosures in future filings to clarify your accounting for such services. Quantify the amount of revenues associated with initial set-up fees relating to the PocketScript product line. If material, supplementally clarify the nature of these costs and tell us how you account for the revenue applicable to this element in your e-prescribing service arrangements.

   Note 7.  Intangible Assets and Goodwill
3. Please refer to comment 8 of our letter dated May 19, 2005. Please clarify your statement that the accounting for the impairment charge was "more accurately guided by SFAS 144" given your historical classification of the amortization of these intangibles to the cost of sales. Tell us how you considered EITF 96-9 by analogy when classifying the write-down as an element of operating expense instead of the cost of sales. Please be advised that the amortization expense, including any write-downs of capitalized software should be included in cost of revenues pursuant to Question 17 of SFAS 86 FASB
Staff Implementation Guide.

   Note 10.  Notes Payable
Convertible Promissory Note
4. Please refer to comment 9 of our letter dated May 19, 2005. Your response indicates that you are still conducting the research required to account for the modification of the convertible notes. Tell us what stage your evaluation is at. Explain the delay in determination of your expected accounting for the modification given the fact that a definitive agreement was reached on April 13, 2005 and the terms of the modification are known.


Note 22.  Subsequent Events
5. Please refer to comment 10 of our letter dated May 19, 2005.
You
indicate in your response that the Company did not meet the
criteria
in paragraph 30 of SFAS 144, as "management did not have the authority to approve the plan and had made no commitment to sell the assets as of December 31, 2004." Clarify for us, who had the authority to approve the plan.
6. Please refer to comment 10 of our letter dated May 19, 2005.
You
indicate in your response that upon sale of the Web Inspector and Message Inspector product lines the Company allocated 50% of the carrying amount of the Elron goodwill to the carrying amount of assets sold in the gain / loss calculation in accordance with paragraph 39 of SFAS 142. Tell us how you determined the relative fair value of the business to be disposed of and the portion of the reporting unit that will be retained and provide a recap of your analysis. Clarify for us, the other material products, if any, associated with the Elron acquisition that the Company is still actively selling.
* * * * *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Meghan Akst, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact me, at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant Director at, (202) 551-3730.

							Sincerely,


							Mark P. Shuman
							Branch Chief - Legal

cc: 	Ronald A. Woessner, Senior Vice President, General Counsel,
and
Secretary

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Bradley C. Almond
Zix Corporation
June 13, 2005
Page 4